Exhibit 99.1

ECOPETROL ADOPTS MEASURES TO GUARANTEE THE ADEQUATE REPRESENTATION OF SHAREHOLDERS AT THE 2019 GENERAL SHAREHOLDERS’ MEETING

In accordance to Colombian Corporate Law and Securities Regulations concerning illegal, unauthorized and unsafe practices by the issuers of securities, the Board of Directors of Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) approved the following measures to guarantee the adequate representation of the shareholders at the General Shareholders’ Meeting to be held on Friday, March 29, 2019 (the “Meeting”):

1.	Order the Company’s management to inform shareholders of their right to be represented at the Meeting through a proxy and the legal requirements that those proxies must satisfy.
2.	Instruct the Company’s employees to participate in reviewing shareholder proxies and not to accept proxies that do not comply with the requirements established by Colombian law.
3.	Instruct the Company’s management to inform the Company’s managers and employees that they may not recommend to shareholders that they vote a certain way on any specific item.
4.	Instruct the Company’s management to inform the Company’s managers and employees not to suggest, coordinate, or agree with shareholders on the submission of shareholder proposals during the Meeting.
5.	Instruct the Company’s management to inform the Company’s managers and employees not to suggest, coordinate or agree with shareholders voting in favor or against any given shareholder proposal presented at the General Shareholders’ Meeting.
6.	Instruct the Company’s management to inform shareholders that they cannot grant proxies to persons who are directly, or indirectly, part of the Company’s management or employees.
7.	Instruct the Company’s managers to adopt all measures necessary to ensure that the Company’s employees act in neutrally when interacting with shareholders.
8.	Appoint the General Secretary of Ecopetrol as the person responsible for verifying adequate compliance with these measures.
9.	Appoint the Legal Vice-Presidency as the internal division responsible for reviewing shareholders’ proxies.

The measures listed above, adopted by the Board of Directors of Ecopetrol will be made public to the market by the Chairman of the Board of Directors, acting through the Superintendent for Issuers, prior to the Meeting.

Bogotá D.C., February 26, 2019

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Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network, and is significantly increasing its share of bio-fuels.

This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance the company’s sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

For further information, contact:

Head of Capital Markets

María Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co